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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       September 24, 2002

NATIONAL GRID GROUP plc

(Registrant’s Name)

15 Marylebone Road
London
NW1 5JD
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: September 24, 2002

ANNEX 1 - Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement to the London Stock Exchange

for 24th September 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

Announcement:

National Grid Group plc -

National Grid pre-close trading update for six months ending 30 September 2002

24 September 2002

National Grid pre-close trading update for six months ending 30 September 2002

National Grid Group plc (National Grid) is today starting its usual analyst briefings ahead of the close period prior to the announcement, on 26 November, of its Interim results for the six months ending 30 September 2002. The following information will be provided:

Key points

-        UK transmission operating profits expected to be higher than in the equivalent period last year.

-        Integration of US businesses being delivered ahead of schedule.

-        Significant progress made in exiting all alternative telecoms investments. Confident of exit by financial year end, within existing financial provisions.

-        Merger with Lattice on track for completion this autumn.

Electricity

The UK transmission business has continued to trade strongly with an approximately 10 per cent real reduction in controllable costs over the same period last year. We have made good progress over the summer on this year's Balancing Services Incentive Scheme, including the successful introduction of a one-hour gate closure on 2 July. Overall profits are therefore expected to be higher than the equivalent period last year.

Integration of our US businesses is being delivered ahead of schedule, with a reduction in controllable costs of approximately 5 per cent real.

In our New England business, excluding an expected reduction in operating profits from interconnectors and generation and stranded costs, underlying US dollar profits are expected to be slightly ahead of the same period last year. Operating profit from our New York business (where second half profits, particularly from gas, are normally higher) is expected to be around(pound)200 million.

A significantly weaker US dollar over the period will affect US operating profits. However, beneficial effects on interest, goodwill amortisation, tax and minority interests will mean that, overall, the US dollar exchange rate is not expected to have a material impact on earnings per share.

Operating profits from Transener are expected to fall substantially as a result of the devaluation of the Argentine peso.

Telecoms

Our share of pre-exceptional operating losses from telecoms joint ventures and associates is expected to be slightly lower than last year, largely as a result of continued improvements at Intelig. Because our telecoms joint ventures are fully written down, their pre-exceptional operating losses are offset by equivalent exceptional credits.

As Energis went into administration during the period, we no longer treat Energis as an associate and we will not be including any losses from it in our half year results, or in future periods. Our investment in Energis was fully written down at 31 March 2002.

We have reached agreement to restructure the shareholdings of Energis Polska, such that our stake falls below 20 per cent. We have agreed the sale of our stake in Silica to management, and are in advanced discussions to find a solution for Manquehue net and Intelig before the end of our financial year. We remain confident we will complete our exit from all these businesses within the financial provisions made last year.

Other items

Net debt is expected to have fallen by £0.5 billion from the year end, largely as a result of the depreciation of the US dollar.

Net interest expense is expected to be some 90 per cent higher than in the first half last year, primarily due to increased debt associated with the acquisition of Niagara Mohawk, partially offset by a weaker US dollar.

Exceptional restructuring costs in the UK and US are expected to amount to around £30 million. Approximately half of this relates to the US integration programme and the "Staying Ahead" programme in the UK, with the remainder relating to our proposed merger with Lattice.

In Latin America, both Transener and Intelig are expected to incur exceptional foreign exchange losses through their interest charge. However, as explained above, for Intelig these are balanced by equivalent exceptional credits.

Unless otherwise indicated, profit numbers are stated before exceptional items and goodwill amortisation.

Tax charge

The effective tax rate for the half-year on profit before tax, excluding exceptional items, is expected to be slightly above 30 per cent. We do not expect any releases of prior year tax provisions in the half year results (£42 million of releases in first half last year).

Merger with Lattice

Our proposed merger with Lattice to form National Grid Transco remains on track for completion during the autumn of this year.

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the federal securities laws of the United States. These forward-looking statements rely on a number of assumptions and are subject to a number of risks and uncertainties, many of which are outside the control of National Grid Group plc ("National Grid"), that could cause actual results to differ materially from those expressed in or implied by such statements, such as future market conditions, currency fluctuations, the behaviour of other market participants and the actions of governmental and state regulators. Other factors that could cause actual results to differ from those described in this material include the ability to integrate Lattice Group plc and National Grid successfully or to realise all of the synergies from such integration or the failure to retain key management. For a more detailed description of these assumptions, risks and uncertainties, please see National Grid's filings with the United States Securities and Exchange Commission (and, in particular, the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on Form 20F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of publication of this announcement. National Grid does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of publication of this announcement.

Contacts

National Grid Group

Stephen Box, Group Finance Director

Investors

Marcy Reed               +44 (0)20 7312 5779     +44 (0)7768 490807(m)

Terry McCormick        +44 (0)20 7312 5785     +44 (0)7768 045139(m)

Louise Clamp            +44 (0)20 7312 5783     +44 (0)7768 555641(m)

Bob Seega                 508-389-2598 (US)

Media

Clive Hawkins           +44 (0)20 7312 5757     +44 (0)7836 357173(m)

Citigate Dewe Rogerson:     +44 (0)20 7638 9571

Anthony Carlisle        +44 (0)7973 611888(m)